CUSIP NO. 723655106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PIONEER DRILLING COMPANY
(Name of Issuer)

Common Stock, par value $.10
(Title of Class of Securities)

723655106
(CUSIP Number)

Connie S. Stamets
Winstead, Sechrest and Minick P.C.
5400 Renaissance Tower

1201 Elm Street

Dallas, TX 75270

(214) 745-5788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723655106

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person	Chesapeake Energy Corporation 73-1395733
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	00
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		0
By Each Reporting (9) Sole Dispositive Power		0
Person With: (10) Shared Dispositive Power		0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.0%
(14)	Type of Reporting Person (See Instructions)	CO

CUSIP NO. 723655106

Item 1.	Security and Issuer.

The common stock, par value $.10 (the “Common Stock”), of Pioneer Drilling Company, a Texas corporation (“Pioneer”). Pioneer’s principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209.

Item 2.	Identity and Background.

Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake Energy”), is located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and is primarily engaged in the ownership, development and operation of oil and gas assets in the United States. The executive officers and directors of Chesapeake Energy are set forth below.

Aubrey K. McClendon

Chairman of the Board and Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Tom L. Ward

Director, Chief Operating Officer and President

6200 North Western Avenue

Oklahoma City, Oklahoma 73118

Marcus C. Rowland

Chief Financial Officer and Executive Vice President

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Martha A. Burger

Treasurer and Senior Vice President

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Michael A. Johnson

Senior Vice President

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Frank A. Keating

Director

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Breene M. Kerr

Director

CUSIP NO. 723655106

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Frederick B. Whittemore

Director

c/o Chesapeake Energy Corporation

6100 North Western

Oklahoma City, Oklahoma 73118

Charles T. Maxwell

Director

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Don L. Nickles

Director

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Chesapeake Energy and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

•

On March 31, 2003, Chesapeake Energy acquired 5,333,333 shares of Common Stock at a cost of $3.75 per share pursuant to the Common Stock Purchase Agreement dated March 31, 2003, between Chesapeake Energy and Pioneer (the “Stock Purchase Agreement”). The total consideration for this purchase was $20.0 million.

•

On August 11, 2004, Chesapeake Energy exercised certain preemptive rights set forth in Section 1.3 of the Stock Purchase Agreement and purchased 631,133 shares of Common Stock from Pioneer at a cost of $6.90 per share. The total consideration for this purchase was $4,354,818.00.

•	On August 16, 2004, Chesapeake Energy purchased 477,000 shares of Common Stock at a cost of $7.25 per share. The total consideration for this purchase was $3,458,250.00.

CUSIP NO. 723655106

•

On August 31, 2004, Chesapeake Energy exercised certain preemptive rights set forth in Section 1.3 of the Stock Purchase Agreement and purchased 94,670 shares of Common Stock from Pioneer at a cost of $6.90 per share. The total consideration for this purchase was $653,222.61.

•

On March 29, 2005, Chesapeake Energy exercised certain preemptive rights set forth in Section 1.3 of the Stock Purchase Agreement and purchased 1,165,769 shares of Common Stock from Pioneer at a cost of $12.25 per share. The total consideration for this purchase was $14,280,670.25.

The purchase price for the foregoing shares of Common Stock (the “Acquired Shares”) was funded by Chesapeake Energy from working capital and general corporate funds, one of the sources of which is the revolving bank facility maintained by Chesapeake Energy and its subsidiary entities in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Acquired Shares were acquired by Chesapeake Energy as an investment. Chesapeake Energy has no present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except, with respect to subparagraph (a), the following:

On February 6, 2006, Chesapeake Energy and Pioneer entered into an Underwriting Agreement with Lehman Brothers Inc. (the “Underwriting Agreement”) pursuant to which Chesapeake Energy agreed to sell all 7,701,905 shares of Common Stock it owns at a price of $20.63 per share, for aggregate proceeds of approximately $158.9 million. The sale transaction closed on February 10, 2006. Chesapeake Energy no longer owns any shares of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	Chesapeake Energy owns no shares of Common Stock as of February 10, 2006 representing 0.0% of the outstanding Common Stock.

(b)	Inapplicable

(c)

Chesapeake Energy has not effected any transactions in the Common Stock subsequent to the filing of Amendment No. 2 to the Schedule 13D filed on February 8, 2006, other than the sale transaction pursuant to the Underwriting Agreement reported in Item 4.

(d)	Inapplicable

(e)	Chesapeake Energy ceased to be a beneficial owner of more than five percent of the Common Stock on February 10, 2006.

CUSIP NO. 723655106

Item 6.  Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Under the Stock Purchase Agreement, Chesapeake Energy had the right to designate an observer to attend and observe all board meetings and board committee meetings of Pioneer and Pioneer’s subsidiaries. Under the Stock Purchase Agreement Chesapeake Energy granted Pioneer a right of first refusal with respect to any Acquired Shares to be sold other than into the public trading market. Under a registration rights agreement (the “Registration Rights Agreement”) among Pioneer, WEDGE Energy Services, L.L.C., a Delaware limited liability company (“WEDGE”), William H. White, an individual affiliated with WEDGE, and Chesapeake Energy dated March 31, 2003, Chesapeake Energy had the right to request the registration of a portion of the Acquired Stock as provided in the Registration Rights Agreement.

Item 7.	Materials to be filed as Exhibits.

1.

Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation is incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed on April 3, 2003.

2.

Registration Rights Agreement dated March 31, 2003, among Pioneer Drilling Company, WEDGE Energy Services, L.L.C., William H. White, an individual, and Chesapeake Energy Corporation is incorporated herein by reference to Exhibit 99.2 to Schedule 13D filed on April 3, 2003.

3.

Underwriting Agreement dated February 6, 2006, among Pioneer Drilling Company, Chesapeake Energy Corporation and Lehman Brothers Inc. is incorporated herein by reference to Exhibit 1.1 to Form 8-K of Pioneer Drilling Company filed on February 7, 2006.

CUSIP NO. 723655106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 10, 2006

CHESAPEAKE ENERGY CORPORATION
By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer